EXHIBIT 99.60

Emerald Health Therapeutics Announces Update On Pure Sunfarms Supply Agreement

VANCOUVER, British Columbia, Oct. 15, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that it has notified Pure Sunfarms Corp. ( the “Joint Venture”), its 50%-owned joint venture, that it does not agree that Emerald has any liability under the current Supply Agreement between Emerald and the Joint Venture with respect to the Joint Venture’s recent sales of cannabis to third parties at prices below the predetermined purchase price to Emerald (the “Purchase Price”) set out in the Supply Agreement.

Under the Supply Agreement, Emerald has the right to purchase, or reject, 40% of the cannabis production of the Joint Venture. If Emerald rejects cannabis offered to it by the Joint Venture, under certain circumstances, Emerald would be obligated to pay the difference between the Purchase Price and the price realized by the Joint Venture.

Emerald believes that under the terms of the Supply Agreement, due to the manner in which the Joint Venture conducted its recent cannabis sales, it does not have a liability to the Joint Venture under the Supply Agreement.

Emerald’s belief is that under the terms of the Supply Agreement the manner in which the Joint Venture conducted certain cannabis sales does not create a liability for Emerald to the Joint Venture.

As at the date hereof, the Joint Venture has attempted to invoice Emerald for approximately $7 million under this provision of the Supply Agreement.

Emerald has informed the Joint Venture that it does not believe it has any liability for such amounts to the Joint Venture under the Supply Agreement and has requested that this issue be addressed at the upcoming meeting of the Board of Directors of the Joint Venture.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarm’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite subsidiary is a high-quality indoor growing and processing facility in Québec focused on premium, craft cannabis strains. Its Metro Vancouver organic greenhouse and outdoor operation is approved for substantial commercial production. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; production at various facilities; receipt of hemp deliveries; payments of amounts owed to and owed by Emerald.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.